                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                                                 ------------------------------
                                                         SEC FILE NUMBER
                                                              0-8698
                                                 ------------------------------

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K |_| Form 10-Q
                  |_| Form N-SAR

                  For Period Ended:   September 30, 1997
                                   ----------------------------
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------------




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


Concorde Gaming Corporation
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Full Name of Registrant


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Former Name if Applicable


3290 Lien Street
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Address of Principal Executive Office (Street and Number)


Rapid City, South Dakota 57702
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
  |X| subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Please See Attached.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           David L. Crabb                (605)                   341-7738
          ----------------            -----------            ------------------
               (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no, identify report(s).        |X| Yes |_| No

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(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                         |X| Yes |_| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


===============================================================================

                           Concorde Gaming Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   December 29, 1997                /s/ David L. Crabb
     ----------------------             ---------------------------------------
                                        David L. Crabb, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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PART III - NARRATIVE

         Concorde Gaming Corporation (the "Company") was involved in two significant transactions during the fiscal year. The Company closed on a settlement agreement related to the management agreement of the 4 Bears Casino & Lodge in February 1997 and completed an exchange agreement whereby the Company transferred a substantial portion of its assets in June 1997 in exchange for assets relating to a casino operation which was acquired in July 1997. As a result of these significant transactions, additional time is necessary to complete the Registrant's Annual Report on Form 10-KSB for the year ended September 30, 1997.


PART IV - OTHER INFORMATION

         The Company expects significant changes in the results of operations for the fiscal year ended September 30, 1997 versus the fiscal year ended September 30, 1996 as a result of the transactions referred to in Part III.

BALANCE SHEETS                                   9/30/97              9/30/96
                                                ---------            ---------
Current assets                                  2,180,604            2,188,887

Other assets                                    4,792,233            7,227,754
                                                ---------            ---------
                                                6,972,837            9,416,641
                                                =========            =========

Current liabilities                             1,165,120            4,038,109
Long-term debt, other liabilities                 523,238            1,354,374
Equity                                          5,284,479            4,024,158
                                                ---------            ---------
                                                6,972,837            9,416,641
                                                =========            =========

                                              Twelve Months        Twelve Months
                                                  Ended                Ended
STATEMENTS OF OPERATIONS                         9/30/97              9/30/96
                                              -------------        -------------
Revenues                                        6,675,772           11,242,586
Costs and expenses including
  income taxes                                 (5,663,976)         (10,684,927)
                                               ----------          -----------
Net income                                      1,011,796              557,659
                                               ==========          ===========

Earnings per share                                  $0.05                $0.03
                                                    =====                =====